GREY

                             GREY ADVERTISING INC.

                             1995 FINANCIAL REPORT

                             Grey Advertising Inc.
                                777 Third Avenue
                            New York, New York 10017
                                  212-546-2000

                           WHO WE ARE AND WHAT WE DO

     Grey Advertising Inc. and its subsidiaries (collectively with Grey, the "Company") have been engaged in the planning, creation, supervision and placing of advertising since the Company's formation in 1917. Grey was incorporated in New York in 1925 and changed its state of incorporation to Delaware in 1974.

     The Company's principal business activity consists of providing a full range of advertising services to its clients. Typically, this involves developing an advertising and/or marketing plan after study of a client's business, the distribution or utilization of the client's products or services and the use of various media (e.g., television, radio, newspapers, magazines, direct mail, outdoor billboards and the Internet) by which desired market performance can best be achieved. The Company then creates advertising, prepares media recommendations and places advertising in the media. The Company's business also involves it in allied areas such as marketing consultation, audio-visual production, cooperative advertising programs, direct marketing, interactive consulting and production, media research and buying, research, product publicity, public affairs, public relations and sales promotion.

     The Company does business in only one industry segment, and no separate class of similar services contributed 10% or more of the Company's gross income or net income during 1995, 1994 or 1993. While the Company operates on a worldwide basis, for the purposes of presenting certain financial information in accordance with Securities and Exchange Commission rules, the Company's operations are deemed to be conducted in three geographic areas. Information relating to this appears in Note N to the Consolidated Financial Statements.

                                BID PRICES* AND
                           DIVIDEND HISTORY 1994-1995

                                                 DOLLARS PER
                                                    SHARE
                                               ----------------         DIVIDENDS
                                               HIGH         LOW         PER SHARE
                                               ----         ---         ---------
 1994    First Quarter.....................    196          178           .8125
         Second Quarter....................    195          182           .8125
         Third Quarter.....................    190          159           .8125
         Fourth Quarter....................    165          144            .875
 1995    First Quarter.....................    178          145            .875
         Second Quarter....................    188          160            .875
         Third Quarter.....................    205          183            .875
         Fourth Quarter....................    196          182           .9375

- ---------------
* Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Note: Stockholders of Record -- Common Stock 496 (6/3/96);
      Limited Duration Class B Common Stock 285 (6/3/96).

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS

     Income from commissions and fees ("gross income") increased 16.0% in 1995 and 4.6% in 1994 as compared to the respective prior years. Absent exchange rate fluctuations, gross income increased 11.4% in 1995 and 6.0% in 1994 as compared to the respective prior years. In 1995, 1994 and 1993, respectively, 44.1%, 46.8% and 47.2% of consolidated gross income was attributable to domestic operations and 55.9%, 53.2% and 52.8%, respectively, to international operations. In 1995, gross income from domestic operations increased 9.5% versus 1994 and was up 3.5% in 1994 versus 1993. Gross income from international operations increased 21.7% (13.1% absent exchange rate fluctuations) in 1995 when compared to 1994 and increased 5.6% (7.7% absent exchange rate fluctuations) in 1994 when compared to 1993. The increases in gross income in both years primarily resulted from expanded activities from existing clients and the continued growth of the Company's general agency and specialized operations. The increase in gross income from international operations is indicative of the continued development of the Company's worldwide business. In addition, the Company benefited from the continuing strong economic conditions in Europe that carryover from 1994.

     Salaries and employee-related expenses increased 16.8% in 1995 and 6.2% in 1994 as compared to the respective prior years. Office and general expenses increased 13.1% in 1995 and 3.3% in 1994 versus respective prior years. The increases in expenses are generally in line with the increases in gross income in such years.

     In 1994, the Company wrote-off $39,944,000 of goodwill. The non-cash write-off related almost exclusively to international acquisitions made by the Company principally in the 1980's. The carrying value of the Company's goodwill prior to the write-off was approximately $84,000,000 and the write-off was associated with 34 of the almost 100 investments for which the Company had unamortized goodwill. The portion of the write-off relating to advertising agencies was approximately $31,295,000 and $8,649,000 related to public relations agencies. A significant portion of the write-off related to operations in the United Kingdom.

     The widely recognized international recession seriously affected the advertising industry, particularly in Western Europe, where the Company has its largest and most developed international operations. As the recession abated in the latter part of 1994, the Company was able to assess more clearly the long-term prospects of the affected operations. At that point, it became clear that the goodwill associated with a number of the agencies had become permanently impaired.

     In substantially all of the 34 operations for which there were goodwill write-offs, the loss of key clients and/or key personnel specific to those operations were significant factors leading to management's determination that goodwill was impaired.

     A material portion of the goodwill write-offs related to ten agencies acquired in the United Kingdom as part of a strategy to develop the Company's representation outside of the London market in the general advertising category and in certain specialized disciplines (such as retail advertising, promotional services and public relations). While future client losses and management changes could affect the Company's operations in the United Kingdom, the Company has consolidated a number of operations, which lessens the likelihood of a negative impact from any instance of client or management turnover. The unimpaired goodwill balances associated with the United Kingdom operations represented less than 10% of the Company's consolidated unamortized goodwill as of December 31, 1994.

     Several of the operations where permanent impairment of goodwill was identified continue to operate as ongoing businesses. While the Company has no intention of closing any office or terminating employees in these operations other than in the normal course of business, the Company has and will continue to take prudent and reasonable actions, which may include expense reductions, consolidation of offices and perhaps making selected acquisitions to supplement those operations, as may be necessary to have such operations contribute to the Company's profitable activities.

     In 1993, the Company wrote-off $1,939,000 of goodwill in excess of normal amortization schedules. There were no goodwill write-offs in 1995 in excess of normal amortization schedules.

     The Company will continue to assess the carrying value of its goodwill by analyzing indicators of impairment, and will recognize additional permanent impairments, if any, as they arise in accordance with current policy.

     Inflation did not have a material effect on revenue or expenses in 1995, 1994 or 1993.

     The effective tax rate was 49.6% in 1995, 1,342.9% in 1994 (52.0% not including the goodwill write-off) and 52.7% in 1993. The decrease in the effective tax rate in 1995 as compared to 1994 is due, in part, to the reduction of goodwill amortization and write-off (which are not deductible for tax purposes) and other factors.

     Minority interest increased $3,233,000 in 1995 and decreased $1,468,000 in 1994 as compared to the respective prior years. The changes in 1995 and in 1994 were primarily due to changes in the level of profits of majority-owned companies.

     Equity in earnings of nonconsolidated companies increased $677,000 in 1995 and decreased $298,000 in 1994 as compared to the respective prior years. These changes are due primarily to changes in the level of profits attributable to the nonconsolidated companies.

     The Company reported net income of $23,438,000 for 1995 as compared to a net loss of $21,378,000 in 1994. Absent the goodwill write-off, net income for 1994 would have been $18,566,000. Net income for 1995 was up 26.2% over 1994's results absent the goodwill write-off. Net income for 1994, absent the goodwill write-off, increased 5.0% over 1993. For 1995, primary earnings per common share was up 24.4% versus 1994, absent the goodwill write-off. Primary earnings per common share for 1994 not including the write-off increased 0.3% over 1993.

     For purposes of computing primary net income (loss) per common share, the Company's net income (loss) was adjusted by (i) dividends paid on the Company's Preferred Stock and (ii) by the change in redemption value of the Company's Preferred Stock.

     The Company's results may be affected by currency exchange rate fluctuations given the Company's extensive non-United States operations. Generally, the foreign currency exchange risk is limited to net income because the Company's revenues and expenses, by country, are almost exclusively denominated in the local currency of each respective operation with both revenue and expense items matched. Occasionally, the Company enters into foreign currency contracts for known cash flows related to repatriation of earnings from its international subsidiaries. The term of each such foreign currency contract entered into in 1995 was for less than three months. At December 31, 1995, there were no foreign currency contract transactions open. In addition, the Company had no derivative contracts outstanding at December 31, 1995, and did not enter into any derivative contracts during 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company continues to maintain a high level of liquidity, as it continued to have high levels of cash and investments in highly liquid marketable securities, a significant majority of which are United States government securities. Cash and cash equivalents were $134,313,000 and $170,077,000 at December 31, 1995 and 1994, respectively, and the Company's investment in marketable securities was $68,671,000 and $25,433,000 at December 31, 1995 and 1994, respectively. The continued high level of liquidity reflects the Company's ongoing focus on the cash management process. Working capital decreased by $27,178,000 from $33,735,000 at December 31, 1994 to $6,557,000 at
December 31, 1995. The decrease in working capital is largely attributable to the increase in the portion of marketable securities which are classified as non-current assets due to their stated maturity dates and the repurchase of approximately 77,000 shares of the Company's stock during 1995.

     Domestically, the Company maintains committed bank lines of credit totaling $40,000,000. These lines of credit were partially utilized during both 1995 and 1994 to secure obligations of selected foreign subsidiaries in the amount of $15,000,000 at each year end.

     Other lines of credit are available to the Company in foreign countries in connection with short-term borrowings and bank overdrafts used in the normal course of business. Amounts outstanding under such facilities at December 31, 1995 and 1994 were $56,336,000 and $49,460,000, respectively.

     Historically, funds from operations and short-term bank borrowings have been sufficient to meet the Company's dividend, capital expenditure and working capital needs. The Company expects that such sources will be sufficient to meet its short-term cash requirements in the future. While the Company has not utilized long-term borrowing to fund its operating needs, in 1993, it took advantage of favorable terms offered, and borrowed $30,000,000, at a fixed interest rate of 7.68%. The principal is repayable in equal installments in January 1998, 1999 and 2000. Additionally, during 1995 the Company borrowed against the cash value of life insurance policies it owns on the Chairman and Chief Executive Officer at a fixed rate of 8.75%. The amount borrowed against the cash value at December 31, 1995 was $13,024,000. The Company does not anticipate any material increased requirement for capital or other expenditures which will adversely affect its liquidity.

     The Company's business generally has been seasonal with greater gross income earned in the second and fourth quarters, particularly the fourth quarter. As a result, cash, accounts receivable, accounts payable and accrued expenses are typically higher on the Company's year-end balance sheet than at the end of any of the preceding three quarters.

FASB STATEMENT 121

     The Financial Accounting Standards Board has issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of. The Company will adopt the new statement in the first quarter of 1996. The adoption of the new statement will not have a material impact on the Company's financial statements.

FASB STATEMENT 123

     The Financial Accounting Standards Board has issued Statement No. 123, Accounting for Stock-Based Compensation. The Company will adopt the new statement in 1996. The Company will continue to account for stock-based compensation by applying APB Opinion No. 25, Accounting for Stock Issued to Employees, and will provide required footnote disclosures as appropriate.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS

                                                                           DECEMBER 31
                                                                  -----------------------------
                                                                      1995             1994
                                                                  ------------     ------------
                                            ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.....................................  $134,313,000     $170,077,000
  Marketable securities (Notes A and E).........................    20,419,000       10,648,000
  Accounts receivable...........................................   495,349,000      403,973,000
  Expenditures billable to clients..............................    46,449,000       30,145,000
  Other current assets..........................................    49,614,000       60,826,000
                                                                  ------------     ------------
          TOTAL CURRENT ASSETS..................................   746,144,000      675,669,000
INVESTMENTS IN AND ADVANCES TO NONCONSOLIDATED AFFILIATED
  COMPANIES (Notes A and B).....................................    20,693,000       16,495,000
FIXED ASSETS -- net (Note D)....................................    74,706,000       61,174,000
MARKETABLE SECURITIES (Notes A and E)...........................    48,252,000       14,785,000
INTANGIBLES AND OTHER ASSETS -- including loans to officers of
  $5,522,000 in 1995 and $5,347,000 in 1994 (Notes A, F, G, I
  and L(1)).....................................................    65,342,000       61,953,000
                                                                  ------------     ------------
          TOTAL ASSETS..........................................  $955,137,000     $830,076,000
                                                                  ============     ============
                             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..............................................  $549,533,000     $475,188,000
  Notes payable to banks (Note F)...............................    71,336,000       64,460,000
  Accrued expenses and other....................................    97,126,000       88,156,000
  Current portion of long-term debt (Note F)....................     3,025,000
  Income taxes payable..........................................    18,567,000       14,130,000
                                                                  ------------     ------------
          TOTAL CURRENT LIABILITIES.............................   739,587,000      641,934,000
OTHER LIABILITIES, including deferred compensation of
  $22,021,000 and $16,244,000 (Note L(1)).......................    39,620,000       30,053,000
LONG-TERM DEBT (Note F).........................................    30,000,000       33,025,000
MINORITY INTEREST...............................................     9,281,000        8,843,000
REDEEMABLE PREFERRED STOCK -- at redemption value; par value $1 per share; authorized 500,000 shares; issued and outstanding
  32,000 shares in 1995 and 1994, respectively (Note G).........     8,986,000        7,516,000
COMMON STOCKHOLDERS' EQUITY:
  Common Stock -- par value $1 per share; authorized 10,000,000 shares; issued 1,096,096 shares in 1995 and 1,077,116
     shares in 1994.............................................     1,096,000        1,077,000
  Limited Duration Class B Common Stock -- par value $1 per
     share; authorized 2,000,000 shares; issued 335,688 shares
     in 1995 and 354,668 shares in 1994.........................       336,000          355,000
  Paid-in additional capital....................................    37,898,000       31,895,000
  Retained earnings.............................................   122,345,000      105,123,000
  Cumulative translation adjustment.............................     4,664,000         (728,000)
  Unrealized gain (loss) on marketable securities (Notes A and
     E).........................................................       550,000       (1,492,000)
  Loans to officer used to purchase Common Stock and Limited
     Duration Class B Common Stock (Note I).....................    (4,726,000)      (4,726,000)
                                                                  ------------     ------------
                                                                   162,163,000      131,504,000
  Less -- cost of 212,848 and 161,382 shares of Common Stock and
     26,751 and 26,751 shares of Limited Duration Class B Common
     Stock held in treasury at December 31, 1995 and 1994,
     respectively...............................................    34,500,000       22,799,000
                                                                  ------------     ------------
          TOTAL COMMON STOCKHOLDERS' EQUITY.....................   127,663,000      108,705,000
RETIREMENT PLANS, LEASES AND CONTINGENCIES (Note L)
                                                                  ------------     ------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............  $955,137,000     $830,076,000
                                                                  ============     ============

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31
                                                   ----------------------------------------------
                                                       1995             1994             1993
                                                   ------------     ------------     ------------
Commissions and fees.............................  $688,219,000     $593,317,000     $567,243,000
Expenses:
Salaries and employee related expenses (Note
  L(1))..........................................   432,311,000      370,196,000      348,462,000
Office and general expenses (Note L(2))..........   205,668,000      181,826,000      176,054,000
Goodwill write-off (Notes A and M)...............                     39,944,000        1,939,000
                                                   ------------     ------------     ------------
                                                    637,979,000      591,966,000      526,455,000
                                                   ------------     ------------     ------------
                                                     50,240,000        1,351,000       40,788,000
Other income -- net (Note C).....................     4,087,000          259,000        1,917,000
                                                   ------------     ------------     ------------
          INCOME OF CONSOLIDATED COMPANIES BEFORE
            TAXES ON INCOME......................    54,327,000        1,610,000       42,705,000
Provision for taxes on income (Note K)...........    26,966,000       21,621,000       22,487,000
                                                   ------------     ------------     ------------
          NET INCOME (LOSS) OF CONSOLIDATED
            COMPANIES............................    27,361,000      (20,011,000)      20,218,000
Minority interest applicable to consolidated
  companies......................................    (6,273,000)      (3,040,000)      (4,508,000)
Equity in earnings of nonconsolidated affiliated
  companies......................................     2,350,000        1,673,000        1,971,000
                                                   ------------     ------------     ------------
          NET INCOME (LOSS)......................  $ 23,438,000     $(21,378,000)    $ 17,681,000
                                                   ============     ============     ============
Earnings per Common Share (Note J):
  Primary........................................        $16.79          $(17.51)          $13.46
  Fully diluted..................................        $16.16                *           $13.00

* Antidilutive
                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                                   COMMON STOCK
                                                  PAID-IN                        HELD IN TREASURY         OTHER
                                     COMMON      ADDITIONAL      RETAINED     ----------------------     EQUITY
                                     STOCK        CAPITAL        EARNINGS     SHARES       AMOUNT       ACCOUNTS        TOTAL
                                   ----------   ------------   ------------   -------   ------------   -----------   ------------
Balance at December 31, 1992.....  $1,432,000   $ 23,635,000   $118,737,000   194,381   $(23,116,000)  $(1,947,000)  $118,741,000
  Net income.....................                                17,681,000                                            17,681,000
  Cash dividends -- Common
    Shares -- $3.1375 per
    share........................                                (3,884,000)                                           (3,884,000)
  Cash dividends -- Redeemable
    Preferred Stock -- $6.275 per
    share........................                                  (204,000)                                             (204,000)
  Common Shares acquired -- at
    cost.........................                                               5,426       (787,000)                    (787,000)
  Dividends payable in Company
    Stock pursuant to Senior
    Management Incentive Plan
    (Note L).....................                     27,000        (27,000)
  Increase in redemption value of
    Redeemable Preferred Stock
    (Note G).....................                                  (468,000)                                             (468,000)
  Restricted Stock Plan activity
    (Note I).....................                    256,000                                                              256,000
  Tax benefit from restricted
    stock (Note K)...............                     66,000                                                               66,000
  Common Shares issued upon
    exercise of stock options....                    (44,000)                  (8,584)       830,000                      786,000
  Tax benefit from exercise of
    stock options (Note K).......                     46,000                                                               46,000
  Senior Management Incentive
    Plan activity (Note L).......                  3,343,000                                                            3,343,000
  Translation adjustment.........                                                                       (6,352,000)    (6,352,000)
  Unrealized loss on marketable
    securities (Notes A and E)...                                                                         (147,000)      (147,000)
                                   ----------    -----------   ------------   -------   ------------   -----------   ------------
Balance at December 31, 1993.....   1,432,000     27,329,000    131,835,000   191,223    (23,073,000)   (8,446,000)   129,077,000
  Net loss.......................                               (21,378,000)                                          (21,378,000)
  Cash dividends -- Common
    Shares -- $3.3125 per
    share........................                                (4,112,000)                                           (4,112,000)
  Cash dividends -- Redeemable
    Preferred Stock -- $6.625 per
    share........................                                  (212,000)                                             (212,000)
  Common Shares acquired -- at
    cost.........................                                               1,993       (372,000)                    (372,000)
  Dividends Payable in Company
    Stock pursuant to Senior
    Management Incentive Plan
    (Note L).....................                     84,000        (84,000)
  Increase in redemption value of
    Redeemable Preferred Stock
    (Note G).....................                                  (926,000)                                             (926,000)
  Restricted stock activity (Note
    I)...........................                     30,000                   (1,750)       226,000                      256,000
  Tax benefit from restricted
    stock (Note K)...............                    450,000                                                              450,000
  Common Shares issued upon
    exercise of stock options....                   (101,000)                  (3,333)       420,000                      319,000
  Tax benefit from exercise of
    stock options (Note K).......                    118,000                                                              118,000
  Senior Management Incentive
    Plan activity (Note L).......                  3,985,000                                                            3,985,000
  Translation adjustment.........                                                                        2,845,000      2,845,000
  Unrealized loss on marketable
    securities (Notes A and E)...                                                                       (1,345,000)    (1,345,000)
                                   ----------    -----------   ------------   -------   ------------   -----------   ------------
Balance at December 31, 1994.....   1,432,000     31,895,000    105,123,000   188,133    (22,799,000)   (6,946,000)   108,705,000
  Net income.....................                                23,438,000                                            23,438,000
  Cash dividends -- Common
    Shares -- $3.5625 per
    share........................                                (4,333,000)                                           (4,333,000)
  Cash dividends -- Redeemable
    Preferred Stock -- $7.125 per
    share........................                                  (228,000)                                             (228,000)
  Common Shares acquired -- at
    cost.........................                                              77,001    (14,434,000)                 (14,434,000)
  Dividends Payable in Company
    Stock pursuant to Senior
    Management Incentive Plan
    (Note L).....................                    185,000       (185,000)
  Increase in redemption value of
    Redeemable Preferred Stock...                                (1,470,000)                                           (1,470,000)
  (Note G) Restricted stock
    activity (Note I)............                    133,000                                                              133,000
  Tax benefit from restricted
    stock (Note K)...............                    164,000                                                              164,000
  Common Shares issued upon
    exercise of stock options....                   (287,000)                 (25,535)     2,733,000                    2,446,000
  Tax benefit from exercise of
    stock options (Note K).......                    959,000                                                              959,000
  Senior Management Incentive
    Plan activity (Note L).......                  4,849,000                                                            4,849,000
  Translation adjustment.........                                                                        5,392,000      5,392,000
  Unrealized gain on marketable
    securities (Notes A and E)...                                                                        2,042,000      2,042,000
                                   ----------    -----------   ------------   -------   ------------   -----------   ------------
Balance at December 31, 1995.....  $1,432,000   $ 37,898,000   $122,345,000   239,599   $(34,500,000)  $   488,000   $127,663,000
                                   ==========    ===========   ============   =======   ============   ===========   ============

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          YEAR ENDED DECEMBER 31
                                                                ------------------------------------------
                                                                    1995           1994           1993
                                                                ------------   ------------   ------------
OPERATING ACTIVITIES
Net income (loss).............................................  $ 23,438,000   $(21,378,000)  $ 17,681,000
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
     Depreciation and amortization of fixed assets............    17,388,000     15,093,000     13,591,000
     Goodwill write-off.......................................                   39,944,000      1,939,000
     Amortization of intangibles..............................     4,146,000      7,475,000      5,486,000
     Deferred compensation....................................    15,162,000      9,006,000      6,379,000
     Equity in earnings of nonconsolidated affiliated
       companies, net of dividends received of $483,000,
       $903,000 and $1,336,000................................    (1,867,000)      (770,000)      (635,000)
     Minority interest applicable to consolidated companies...     6,273,000      3,040,000      4,508,000
     Amortization of restricted stock expense.................       133,000        116,000        256,000
     Deferred income taxes....................................    (2,999,000)    (5,104,000)    (3,271,000)
     Changes in operating assets and liabilities:
       Increase in accounts receivable........................   (79,612,000)   (31,058,000)   (29,082,000)
       (Increase) decrease in expenditures billable to
          clients.............................................   (14,109,000)    (6,006,000)       555,000
       Decrease in other current assets.......................     4,351,000     10,739,000     31,454,000
       Decrease (increase) in other assets....................     3,680,000     (3,077,000)    (4,141,000)
       Increase (decrease) in accounts payable................    61,846,000     (4,220,000)    76,731,000
       Increase (decrease) in accrued expenses and other......     3,180,000     (9,424,000)    (5,580,000)
       Increase in income taxes payable.......................     2,431,000      6,600,000      2,385,000
       Decrease in other liabilities..........................    (2,509,000)    (2,507,000)    (7,298,000)
                                                                ------------   ------------   ------------
       NET CASH PROVIDED BY OPERATING ACTIVITIES..............    40,932,000      8,469,000    110,958,000
INVESTING ACTIVITIES
     Purchases of fixed assets................................   (29,136,000)   (17,067,000)   (13,421,000)
     Trust fund deposits......................................    (2,426,000)
     Increase in investments in and advances to
       nonconsolidated affiliated companies...................    (1,686,000)    (3,564,000)    (4,849,000)
     Purchases of marketable securities.......................   (68,500,000)    (2,003,000)   (25,572,000)
     Sales of marketable securities...........................    26,957,000        486,000
     Increase in intangibles, primarily goodwill..............    (6,183,000)   (14,800,000)    (6,770,000)
                                                                ------------   ------------   ------------
       NET CASH USED IN INVESTING ACTIVITIES..................   (80,974,000)   (36,948,000)   (50,612,000)
FINANCING ACTIVITIES
  Net proceeds from short-term borrowings.....................     4,834,000     15,826,000      9,762,000
     Common Shares issued under Stock Incentive Plan..........                      141,000
     Common Shares acquired for treasury......................   (14,434,000)      (372,000)      (787,000)
     Cash dividends paid on Common Shares.....................    (4,333,000)    (4,112,000)    (3,884,000)
     Cash dividends paid on Redeemable Preferred Stock........      (228,000)      (212,000)      (204,000)
     Proceeds from exercise of stock options..................     2,446,000        319,000        786,000
     Redemption of Redeemable Preferred Stock.................                                    (300,000)
     Proceeds from long-term debt.............................                                  30,000,000
     Borrowings under life insurance policies.................    11,779,000
                                                                ------------   ------------   ------------
       NET CASH PROVIDED BY FINANCING ACTIVITIES..............        64,000     11,590,000     35,373,000
Effect of exchange rate changes on cash.......................     4,214,000      5,699,000     (7,207,000)
                                                                ------------   ------------   ------------
       (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS.......   (35,764,000)   (11,190,000)    88,512,000
Cash and cash equivalents at beginning of year................   170,077,000    181,267,000     92,755,000
                                                                ------------   ------------   ------------
       CASH AND CASH EQUIVALENTS AT END OF YEAR...............  $134,313,000   $170,077,000   $181,267,000
                                                                ============   ============   ============

                See notes to consolidated financial statements.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Material intercompany balances and transactions have been eliminated in consolidation. Certain amounts for years prior to 1995 have been reclassified to conform with the current year classification.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Commissions and Fees and Accounts Receivable

     Income derived from advertising placed with media is generally recognized based upon the publication or broadcast dates. Income resulting from expenditures billable to clients is generally recognized when billed. Payroll costs are expensed as incurred. Accounts receivable include both the income recognized as well as the actual media and production costs which are paid for by the Company and rebilled to clients at the Company's cost.

  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturities of those instruments.

  Investments in and Advances to Nonconsolidated Affiliated Companies

     The Company generally carries its investments in nonconsolidated affiliated companies on the equity method. Certain investments which are not material in the aggregate are carried on the cost method.

  Fixed Assets

     Depreciation of furniture, fixtures and equipment is provided for over their estimated useful lives ranging from three to ten years and has been computed principally by the straight-line method. Amortization of leaseholds and leasehold improvements is provided for principally over the terms of the related leases, which are not in excess of the lives of the assets.

  Foreign Currency Translation

     Primarily all balance sheet accounts of the Company's foreign operations are translated at the exchange rate in effect at each year end and statement of operations accounts are translated at the average exchange rates prevailing during the year. Resulting translation adjustments are made directly to a separate component of stockholders' equity. Foreign currency transaction gains and losses are reported in income. During 1995, 1994 and 1993, foreign currency transaction gains and losses were not material.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

  Intangibles

     The excess of purchase price over underlying net equity of certain consolidated subsidiaries and nonconsolidated affiliated companies at the date of acquisition ("goodwill") is amortized by the straight-line method over periods of up to 20 years. The amounts of goodwill associated with consolidated subsidiaries (included in Other Assets) and nonconsolidated investments (included in Investments in and Advances to Nonconsolidated Affiliated Companies) were $41,237,000 and $8,325,000 at the end of 1995 and $36,603,000
and $7,718,000 at the end of 1994, respectively.

     Annually, the Company assesses the carrying value of its goodwill and the respective periods of amortization. As part of the evaluation, the Company considers a number of factors including actual operating results, the impact of gains and losses of major local clients, the impact of any loss of key local management staff and any changes in general economic conditions. In 1994, the Company formalized its assessment of goodwill and since then quantifies the recoverability of goodwill based on each agency's estimated future non-discounted cash flows over the applicable remaining amortization periods. This requires management to make certain specific assumptions with respect to future revenue and expense levels. Where multiple investments had been made in a single company, a weighted average amortization period is used.

     Charges to reflect permanent impairment are recorded to the extent that the unamortized book value of the goodwill exceeds the future cumulative non-discounted cash flows. If such cash flows are expected to recover less than 10% of the associated goodwill, a full write-off is recorded. No write-off is recorded if the cash flows are expected to recover 90% or more of the associated goodwill.

  Income Taxes

     The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides appropriate foreign withholding taxes on unremitted earnings of consolidated and nonconsolidated foreign companies.

  Marketable Securities

     The Company considers all its investments in marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, based on publicly quoted market prices, with unrealized gains and losses reported as a separate component of stockholders' equity.

  Stock-Based Compensation

     The Company accounts for stock-based awards in accordance with APB Opinion No. 25, Accounting For Stock Issued to Employees. No compensation expense is recorded for options granted at fair market value at the date of grant. The excess of the fair market value of Restricted Stock over the cash consideration received is amortized, as compensation, over the period of restriction. The future obligation to issue stock pursuant to the Company's Senior Management Incentive Plan, included in Paid-In Additional Capital, is increased by periodic charges to compensation.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

B.  FOREIGN OPERATIONS

     The following financial data is applicable to consolidated foreign subsidiaries:

                                                     1995             1994             1993
                                                 ------------     ------------     ------------
            Current assets.....................  $395,016,000     $349,208,000     $357,391,000
            Current liabilities................   408,541,000      364,571,000      367,048,000
            Other assets -- net of other
              liabilities......................    56,312,000       50,696,000       69,915,000
            Net income (loss)..................     9,384,000      (35,043,000)       2,584,000

     Consolidated retained earnings at December 31, 1995 includes equity in unremitted earnings of nonconsolidated foreign companies of approximately $6,517,000.

C.  OTHER INCOME -- NET

                                                       1995            1994            1993
                                                   ------------     -----------     -----------
            Interest income......................  $ 12,183,000     $ 7,507,000     $ 7,307,000
            Interest expense.....................    (8,928,000)     (7,833,000)     (7,558,000)
            Dividends from affiliates............       217,000          86,000         674,000
            Other -- net.........................       615,000         499,000       1,494,000
                                                    -----------      ----------     -----------
                                                   $  4,087,000     $   259,000     $ 1,917,000
                                                    ===========      ==========     ===========

D.  FIXED ASSETS

     Components of fixed assets -- at cost are:

                                                                    1995             1994
                                                                ------------     ------------
            Furniture, fixtures and equipment.................  $119,575,000     $ 97,988,000
            Leaseholds and leasehold improvements.............    48,920,000       43,770,000
                                                                ------------     ------------
                                                                 168,495,000      141,758,000
            Less accumulated depreciation and amortization....    93,789,000       80,584,000
                                                                ------------     ------------
                                                                $ 74,706,000     $ 61,174,000
                                                                ============     ============

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

E.  MARKETABLE SECURITIES

     The marketable securities, by type of investment, held by the Company at December 31, 1995 and 1994 are described as follows:

                                                                     1995            1994
                                                                  -----------     -----------
            Maturities of one year or less:
              U.S. Treasury Securities..........................  $ 4,758,000     $ 7,678,000
              Money market funds................................   12,394,000       2,970,000
              Corporate bonds...................................    3,267,000
                                                                  -----------     -----------
                                                                   20,419,000      10,648,000
                                                                  -----------     -----------
            Maturities greater than one year:
              U.S. Treasury Securities..........................   41,946,000      14,785,000
              Government National Mortgage Association
                Securities......................................    1,838,000
              Corporate bonds...................................    4,468,000
                                                                  -----------     -----------
                                                                   48,252,000      14,785,000
                                                                  -----------     -----------
                                                                  $68,671,000     $25,433,000
                                                                  ===========     ===========

     At December 31, 1995, the Company had unrealized gains of $550,000 and at December 31, 1994 unrealized losses of $1,492,000, principally related to the investments in U.S. Treasury Securities. At December 31, 1995 and 1994, the Company's investments in marketable securities classified as non-current had an average maturity of 6 years and 4 years, respectively.

F.  CREDIT ARRANGEMENTS AND LONG-TERM DEBT

     The Company maintains committed lines of credit of $40,000,000 with various banks and may draw against the lines on unsecured demand notes at rates below the applicable bank's prime interest rate. These lines of credit, which are renewable annually, were partially utilized during both 1995 and 1994 to secure obligations of selected foreign subsidiaries in the amount of $15,000,000 at the end of each year. The weighted average interest rate related to the debt associated with the committed lines of credit was 6.95% and 6.25% at December 31, 1995 and 1994, respectively. The Company had $56,336,000 and $49,460,000 outstanding under other uncommitted lines of credit at December 31, 1995 and 1994, respectively. The weighted average interest rate for the borrowings under the uncommitted lines of credit was 7.91% and 7.70% at December 31, 1995 and 1994, respectively. The carrying amount of the debt outstanding under both the committed and uncommitted lines of credit approximates fair value because of the short maturities of the underlying notes. Occasionally, the Company enters into foreign currency contracts for known cash flows related to the repatriation of earnings from its international subsidiaries. The term of each foreign currency contract entered into in 1995 was for less than three months. At December 31, 1995, there were no foreign currency contract transactions open. In addition, the Company had no derivative contracts outstanding at December 31, 1995, and did not enter into any derivative contracts during 1995.

     Long-term debt at December 31, 1995 and 1994 is as follows:

                                                                     1995            1994
                                                                  -----------     -----------
            Term loans..........................................  $30,000,000     $30,000,000
            Convertible debentures..............................    3,025,000       3,025,000
                                                                  -----------     -----------
                                                                   33,025,000      33,025,000
            Current maturities..................................    3,025,000             -0-
                                                                  -----------     -----------
            Long-term Debt......................................  $30,000,000     $33,025,000
                                                                  ===========     ===========

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

     The term loans consist of $30,000,000 borrowed from the Prudential Insurance Company at a fixed interest rate of 7.68% with principal repayable in equal installments of $10,000,000 in January 1998, 1999 and 2000. The terms of the loan agreement require, inter alia, that the Company maintain specified levels of net worth, meet certain cash flow requirements and limit its incurrence of additional indebtedness to certain specified amounts. At December 31, 1995, the Company was in compliance with all of these covenants. The fair value of the Prudential debt is estimated to be $30,900,000 and $29,900,000 at December 31, 1995 and 1994, respectively. This estimate was determined using a discounted cash flow analysis using current interest rates for debt having similar terms and remaining maturities.

     During 1995, the Company borrowed against the cash value of the life insurance policies that it owns on the life of its Chairman and Chief Executive Officer. The amount borrowed at December 31, 1995 is $13,024,000 with a fixed interest rate of 8.75% and is carried as a reduction of the related cash value that is included in Other Assets. Of the amount borrowed in 1995, the Company received $11,779,000 in cash and $1,245,000 was used in payment of the 1995 premiums due on the life insurance policies.

     The current portion of long-term debt consists of 8 1/2% Convertible Subordinated Debentures, due December 10, 1996, which are currently convertible into 8.41 shares of Common Stock and an equal number of Limited Duration Class B Common Stock, subject to certain adjustments, for each $1,000 principal amount of such debentures. The debt was issued in exchange for cash and a $3,000,000, 9% promissory note, payable December 10, 1997, from an officer of the Company that is included in Other Assets at December 31, 1995 and 1994. During each of the years 1995, 1994 and 1993, the Company paid to the officer interest of $257,000 pursuant to the terms of the debentures and the officer paid to the Company interest of $270,000 pursuant to the terms of the 9% promissory note.

     The scheduled repayment of long-term debt is as follows:

                                       YEARS ENDING
                                       DECEMBER 31                                AMOUNT
            ------------------------------------------------------------------  -----------
            1996..............................................................  $ 3,025,000
            1997..............................................................          -0-
            1998..............................................................   10,000,000
            1999..............................................................   10,000,000
            2000..............................................................   10,000,000
                                                                                -----------
                                                                                $33,025,000
                                                                                ===========

For the years 1995, 1994 and 1993, the Company made interest payments of $8,934,000, $7,839,000 and $6,529,000, respectively.

G.  REDEEMABLE PREFERRED STOCK

     As of December 31, 1995 and 1994, the Company had outstanding 20,000 shares of Series I Preferred Stock, 5,000 shares each of its Series II and Series III Preferred Stock, and 2,000 shares of Series 1 Preferred Stock. The holder of the Series I, Series II and Series III Preferred Stock is a senior executive of the Company, and the Series 1 Preferred Stock is held by a former employee. The terms of each class of Preferred Stock, including the basic economic terms relating thereto, are essentially the same, except with respect to the redemption date of each series. The redemption date for the Series I, Series II and Series III Preferred Stock is fixed at April 7, 2004, unless redeemed earlier under circumstances described below. The terms of the Series I, Series II and Series III Preferred Stock also give the holder, his estate or legal representative, as the case may be, the option to require the Company to redeem his Preferred Stock for a period of 12 months following his (i) death, (ii) permanent disability or permanent mental disability, (iii) termination of full-time employment for good reason or (iv) termination of full-time employment by the Company without cause. The

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES terms of the Series 1 Preferred Stock permit the holder of shares thereof the option to have his shares redeemed upon termination of his employment prior to age 65. The Company is obligated to redeem such shares following the attainment of age 65 by the holder thereof following termination of employment.

     Each share of Preferred Stock is to be redeemed by the Company at a price equal to the book value per share attributable to one share of Common Stock and one share of Limited Duration Class B Common Stock (Class B Common Stock) (subject to certain adjustments) upon redemption, less a fixed discount established upon the issuance of the Preferred Stock. The holders of each class of Preferred Stock are entitled to receive cumulative preferential dividends at the annual rate of $.25 per share, and to participate in dividends on one share of the Common Stock and one share of the Class B Common Stock to the extent such dividends exceed the per share preferential dividend. In connection with his ownership of the Series I, Series II and Series III Preferred Stock, the senior executive issued to the Company full recourse promissory notes totaling $763,000 (included in Other Assets at December 31, 1995 and 1994) with a maturity date of April 2004. The interest paid by the senior executive to the Company in 1995, 1994 and 1993 pursuant to the terms of these notes was $70,000 in each year.

     In accordance with the terms of the respective Certificates of Designation and Terms of each Series of Preferred Stock ("Certificates"), the Board of Directors determined the change in redemption value would not reflect the 1994 write-off of goodwill described in Note M, but rather reflect amortization as if the Company had continued to write-off goodwill in accordance with historical amortization schedules.

     Following the distribution of Class B Common Stock, the holders of the Preferred Stock became entitled to eleven votes per share on all matters submitted to the vote of stockholders. The holder of the Series I Preferred Stock is entitled, as well, to vote as a single class to elect or remove one-quarter of the Board of Directors, to approve the merger or consolidation of the Company or the sale by it of all or substantially all of its assets, and to approve the authorization or issuance of any other class of Preferred Stock having equivalent voting rights.

     In the event of the liquidation of the Company, holders of Preferred Stock are entitled to a preferential liquidation distribution of $1.00 per share in addition to all accrued and unpaid preferential dividends.

     The total carrying value of the Preferred Stock (applicable to those shares outstanding at each respective year end) increased by $1,470,000, $926,000 and $468,000 in 1995, 1994 and 1993, respectively. The change in carrying value represents the change in redemption value during those periods. This change is referred to as "Additional Capital Applicable to Redeemable Preferred Stock" in the respective Certificates.

H.  COMMON STOCK

     The Company has authorized and outstanding two classes of common stock, Common Stock and Class B Common Stock, both $1 par value per share.

     The Class B Common Stock has the same dividend and liquidation rights as the Common Stock and a holder of each share of Class B Common Stock is entitled to ten votes on all matters submitted to stockholders. The shares of Class B Common Stock are restricted as to transferability and upon transfer, except to specified limited classes of transferees, will convert into shares of Common Stock which have one vote per share. In October 1995, the shareholders of the Company approved an amendment to the Company's Articles of Incorporation to extend to April 3, 2006 the automatic conversion date of the Class B Common Stock.

I.  RESTRICTED STOCK AND STOCK OPTION PLANS

     The Company's 1994 Stock Incentive Plan ("Stock Incentive Plan") was adopted in June 1994. The Stock Incentive Plan replaced the Restricted Stock Plan, the Executive Growth Plan, the Incentive Stock

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

Option Plan and the Nonqualified Stock Option Plan (collectively, the "Prior Plans"), and any shares available for granting of awards under the Prior Plans are no longer available for such awards. Options granted pursuant to the Prior Plans remain outstanding and in full force and shares reserved remain so for such purposes.

  Stock Incentive Plan

     Under the Stock Incentive Plan, awards in the form of incentive or nonqualified stock options or restricted stock are available to be granted through June 2003 to officers and other key employees. A maximum of 250,000 shares of Common Stock are available for grant under the Stock Incentive Plan and no employee can be granted stock options in excess of 75,000 shares or more than 75,000 shares of restricted stock. Stock options cannot be granted at a price less than 100% of the fair market value of the shares on the date of grant. A committee of the Board of Directors ("Committee") determines the terms and conditions under which the awards may be granted or exercised. Options, however, shall expire not later than ten years from the date of grant. Shares of restricted stock may be sold to participants, at a purchase price determined by the Committee (which may be less than fair market value per share). In 1994, 1,750 shares of Restricted Stock were issued at prices between $77.50 and $81.50 per share with restrictions as to transferability expiring after five years. No shares of restricted stock were issued in 1995. No restrictions lapsed during either 1995 or 1994 and no restricted stock was forfeited during either year.

     Transactions involving outstanding stock options under this Plan were:

                                                                              NUMBER          TOTAL
                                                                             OF SHARES     OPTION PRICE
                                                                             ---------     ------------
    Outstanding, December 31, 1993.........................................       -0-      $        -0-
    Granted................................................................     3,250           531,000
                                                                               ------       -----------
    Outstanding, December 31, 1994.........................................     3,250           531,000
    Cancelled..............................................................      (250)          (43,000)
    Granted................................................................    84,174        12,670,000
                                                                               ------       -----------
    Outstanding, December 31, 1995.........................................    87,174      $ 13,158,000
                                                                               ======       ===========

     At December 31, 1995, options to acquire 13,333 shares were exercisable and 161,076 shares of Common Stock were available for issuance under the Stock Incentive Plan.

     Compensation to employees under the Plan of $106,000 in 1995 and $134,000 in 1994, representing the unamortized excess of the market value of restricted stock over any cash consideration received, is carried as a reduction of Paid-In Additional Capital and is charged to income ($28,000 in 1995 and $7,000 in 1994) over the related required period of service of the respective employees.

  Restricted Stock Plan

     There are no shares outstanding under this plan at December 31, 1995. During 1995, the restriction lapsed on 5,000 shares of Common Stock. Compensation to employees representing the unamortized excess of the market value of restricted stock over any cash consideration received, is carried as a reduction of Paid-In Additional Capital and is charged to income ($104,000 in 1995, $109,000 in 1994 and $256,000 in 1993) over the related required period of service of the respective employees.

     This plan was replaced by the Stock Incentive Plan discussed above.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

  Executive Growth Plan

     Under the terms of the Company's qualified stock option plan (Executive Growth Plan), options were granted to officers and other key employees at prices not less than 100% of the fair market value of the shares on the date of grant. At December 31, 1995, there were no options outstanding. In connection with a 1992 exercise of the plan options, the Company received a cash payment of $67,000 and a note from an officer of the Company in the amount of $3,170,000, due in December 2001, at a fixed interest rate of 6.06%.

     In addition, and in accordance with the terms of the option agreement, the holder of the options issued to the Company a promissory note in the principal amount of $2,340,000 bearing interest at the rate of 6.06%, payable in December 2001, to settle his obligation to provide the Company with funds necessary to pay the required withholding taxes due upon the exercise of the options. A portion of this note ($1,556,000) equal to the tax benefit received by the Company upon exercise and the full amount of the note for $3,170,000 are reflected in a separate component of stockholders' equity at December 31, 1995 and 1994.

     The interest paid to the Company by the holder pursuant to the terms of the two notes issued in connection with the option exercise was $334,000 in 1995, 1994 and 1993.

     This plan was replaced by the Stock Incentive Plan discussed above.

  Incentive Stock Option Plan

     Under this plan, options were granted to key employees, including officers, at a price not less than 100% of the fair market value of the shares on the date of grant.

     Transactions involving outstanding stock options under this plan were:

                                                                    NUMBER OF SHARES
                                                                   ------------------
                                                                   CLASS B
                                                                   COMMON      COMMON        TOTAL
                                                                    STOCK      STOCK      OPTION PRICE
                                                                   -------     ------     ------------
    Outstanding, December 31, 1992...............................   4,100      9,100       $1,247,000
    Cancelled....................................................    (300 )     (300 )        (58,000)
    Exercised....................................................  (3,700 )    (3,700)       (676,000)
                                                                   ------      ------      ----------
    Outstanding, December 31, 1993...............................     100      5,100          513,000
    Exercised....................................................    (100 )     (100 )        (18,000)
                                                                   ------      ------      ----------
    Outstanding, December 31, 1994...............................     -0-      5,000          495,000
    Exercised....................................................              (3,570)       (353,000)
                                                                   ------      ------      ----------
    Outstanding, December 31, 1995...............................     -0-      1,430       $  142,000
                                                                   ======      ======      ==========

     As of December 31, 1995, options to acquire 714 shares of Common Stock were exercisable. There are 1,430 shares of Common Stock reserved to be issued with respect to this plan.

     This plan was replaced by the Stock Incentive Plan discussed above.

  Nonqualified Stock Option Plan

     Under this plan, nonqualified stock options were granted to employees eligible to receive options at prices not less than 100% of the fair market value of the shares on the date of grant, and options must be exercised within 10 years of grant and for only specified limited periods beyond termination of employment.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

     Transactions involving outstanding stock options under this plan were:

                                                                              NUMBER          TOTAL
                                                                             OF SHARES     OPTION PRICE
                                                                             ---------     ------------
    Outstanding, December 31, 1992.........................................    39,117      $  4,131,000
    Cancelled..............................................................      (567)          (58,000)
    Exercised..............................................................    (1,184)         (110,000)
                                                                              -------        ----------
    Outstanding, December 31, 1993.........................................    37,366         3,963,000
    Cancelled..............................................................    (1,084)         (116,000)
    Exercised..............................................................    (3,133)         (301,000)
                                                                              -------        ----------
    Outstanding, December 31, 1994.........................................    33,149         3,546,000
    Cancelled..............................................................       (34)           (4,000)
    Exercised..............................................................   (21,965)       (2,092,000)
                                                                              -------        ----------
    Outstanding, December 31, 1995.........................................    11,150      $  1,450,000
                                                                              =======        ==========

     As of December 31, 1995, options to acquire 9,950 shares of Common Stock were exercisable, and 11,150 shares were reserved for issuance under this plan.

     This plan was replaced by the Stock Incentive Plan discussed above.

J.  COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE

     The computation of net income (loss) per common share is based on the weighted average number of common shares outstanding, including adjustments for the effect of the assumed exercise of dilutive stock options and shares issuable pursuant to the Company's Senior Management Incentive Plan (see Note L(1)) (1,295,182 in 1995, 1,285,605 in 1994 and 1,263,900 in 1993) and, for fully diluted net income (loss) per common share, the assumed conversion of the 8 1/2% Convertible Subordinated Debentures issued in December 1983. Also, for the purpose of computing net income (loss) per common share, the Company's net income (loss) is adjusted by dividends on the Preferred Stock and by the increase or decrease, in redemption value of the Preferred Stock. Primary net income (loss) per common share is computed as if stock options were exercised at the beginning of the period and the funds obtained thereby used to purchase common shares at the average market price during the period. In computing fully diluted net income (loss) per common share, the market price at the close of the period or the average market price, whichever is higher, is used to determine the number of shares which are assumed to be repurchased.

     The effects of the Preferred Stock dividend requirements and the change in redemption values amounted to $1.31, $0.88 and $0.53 per share in 1995, 1994 and 1993, respectively.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

K.  INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. At December 31, 1995, 1994 and 1993, the Company had deferred tax assets of $19,550,000, $19,651,000 and $16,282,000 and deferred tax liabilities of $7,359,000, $10,459,000 and
$12,194,000, respectively, detailed as follows:

                                                                 DEFERRED TAX ASSETS (LIABILITIES)
                                                            -------------------------------------------
                                                               1995            1994            1993
                                                            -----------     -----------     -----------
    Restructuring costs and related future tax benefits...  $ 1,642,000     $ 2,056,000     $ 3,531,000
    Deferred compensation.................................   15,250,000       8,955,000       5,730,000
    Accrued expenses......................................    2,658,000       8,640,000       7,021,000
    Safe harbor lease and depreciation....................   (5,134,000)     (7,493,000)     (9,228,000)
    Tax on unremitted foreign earnings and other..........   (2,225,000)     (2,966,000)     (2,966,000)
                                                            -----------     -----------     -----------
                                                             12,191,000       9,192,000       4,088,000
    Valuation allowance for deferred tax assets...........          -0-             -0-             -0-
                                                            -----------     -----------     -----------
    Net deferred tax assets...............................  $12,191,000     $ 9,192,000     $ 4,088,000
                                                            ===========     ===========     ===========

     The components of income of consolidated companies before taxes on income are as follows:

                                                              1995             1994            1993
                                                           -----------     ------------     -----------
    Domestic.............................................  $26,704,000     $ 25,918,000     $28,646,000
    Foreign..............................................   27,623,000      (24,308,000)     14,059,000
                                                           -------------   -------------    -------------
                                                           $54,327,000     $  1,610,000     $42,705,000
                                                           =============   =============    =============

     Provisions (benefits) for Federal, foreign, state and local income taxes consisted of the following:

                                 1995                            1994                            1993
                      ---------------------------     ---------------------------     ---------------------------
                        CURRENT        DEFERRED         CURRENT        DEFERRED         CURRENT        DEFERRED
                      -----------     -----------     -----------     -----------     -----------     -----------
Federal.............  $13,607,000     $(4,248,000)    $11,510,000     $(2,470,000)    $12,106,000     $(2,448,000)
Foreign.............   10,167,000       2,888,000       9,034,000      (1,197,000)      8,580,000      (1,578,000)
State and local.....    6,191,000      (1,639,000)      6,181,000      (1,437,000)      5,072,000         755,000
                      -----------     -----------     -----------     -----------     -----------     -----------
                      $29,965,000     $(2,999,000)    $26,725,000     $(5,104,000)    $25,758,000     $(3,271,000)
                      ===========     ===========     ===========     ===========     ===========     ===========

     The effective tax rate varied from the statutory Federal income tax rate as follows:

                                                                             1995      1994       1993
                                                                             ----     -------     ----
    Statutory Federal tax rate.............................................  35.0%       35.0%    35.0%
    State and local income taxes, net of Federal income tax benefits.......  5.4        191.5     8.9
    Difference in foreign tax rates........................................  6.5        215.0     6.8
    Withholding tax on unremitted foreign earnings.........................  0.5         33.4     1.2
    Goodwill write-off.....................................................             868.3     1.6
    Adjustment of prior years' provisions..................................             (24.8)    (2.2)
    Other -- net...........................................................  2.2         24.5     1.4
                                                                             ----     -------     ----
                                                                             49.6%    1,342.9%    52.7%
                                                                             ====     =======     ====

     During the years 1995, 1994 and 1993, the Company made net income tax payments of $21,368,000, $19,005,000 and $18,748,000, respectively.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

     The tax benefit resulting from the difference between compensation expense deducted for tax purposes and compensation expense charged to income for restricted stock and nonqualified stock options is recorded as an increase to Paid-In Additional Capital.

L.  RETIREMENT PLANS, DEFERRED COMPENSATION, LEASES AND CONTINGENCIES

1. The Company's Profit Sharing Plan is available to all employees of the Company and qualifying subsidiaries meeting certain eligibility requirements. This plan provides for contributions by the Company at the discretion of the Board of Directors, subject to maximum limitations. The Company also operates a noncontributory Employee Stock Ownership Plan covering eligible employees of the Company and qualifying subsidiaries, under which the Company may make contributions (in stock or cash) to an Employee Stock Ownership Trust ("ESOT") in amounts each year as determined at the discretion of the Board of Directors. The Company made only cash contributions to the ESOT in 1995, 1994 and 1993. The Company and the ESOT have certain rights to purchase shares from participants whose employment has terminated. In addition to the two plans noted above, various subsidiaries maintain separate profit sharing and retirement arrangements. Furthermore, the Company also provides additional retirement and deferred compensation benefits to certain officers and employees.

   The Company maintains a Senior Management Incentive Plan in which deferred compensation is granted to senior executive or management employees deemed essential to the continued success of the Company. The amount recorded as an expense related to this plan amounted to $6,873,000, $5,434,000 and $4,581,000 in 1995, 1994 and 1993, respectively. Approximately $5,223,000,
   $4,215,300 and $3,343,000 of plan expense incurred in 1995, 1994 and 1993, respectively, will be payable in Company Stock in accordance with the terms of the plan. These awards converted into 27,705, 28,647 and 18,610 equivalent shares of Common Stock at December 31, 1995, 1994 and 1993, respectively, including an amount for the dividends that would have been payable on the Company Stock as if such stock was outstanding from the time the awards were granted. The future obligation related to the stock award has been reflected as an increase to Paid-In Additional Capital.

   Expenses related to the foregoing plans and benefits aggregated $29,307,000 in 1995, $24,211,000 in 1994 and $21,057,000 in 1993.

   In December 1990, the Company amended its employment agreement with its Chairman and Chief Executive Officer and concurrently, also discharged this individual's pension obligation which had been established pursuant to the terms of his long-standing employment agreement with a payment of approximately $29,300,000. Included in Other Assets at December 31, 1995 and 1994 is approximately $4,700,000 and $7,100,000, respectively, related to this arrangement which is being amortized to expense over the remaining term of the related employment agreement.

   In the first quarter of 1995, the Company and its Chairman and Chief Executive Officer entered into an agreement extending the term of the Chairman and Chief Executive Officer employment agreement through December 31, 2002. This agreement further provides for the deferral of certain compensation otherwise payable to the Chairman and Chief Executive pursuant to his employment agreement and the payment of such deferred compensation into a trust, commonly referred to as a rabbi trust, established with United States Trust Company of New York. The purpose of the trust arrangement is to ensure the Company's ability to deduct compensation paid to the Chairman and Chief Executive Officer without the application of Section 162(m) of the Internal Revenue Code ("Section"). The Section, under certain circumstances, denies a tax deduction to an employer for certain compensation expenses in excess of $1,000,000 per year paid by a publicly-held corporation to certain of its executives. Amounts deferred and paid into the trust, as adjusted for the earnings, gains or losses on the trust assets, shall be paid to the

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

   Chairman and Chief Executive Officer or to his estate, as the case may be, upon the expiration of his employment agreement, or the termination of his employment by reason of death or disability.

   At December 31, 1995, the value of the trust was $2,496,000 and is included in Other Assets and the Company's related deferred compensation obligation for the same amount is included in Other Liabilities.

   Pursuant to an employment agreement, dated December 21, 1990, an executive officer of the Company borrowed $1,000,000 from the Company repayable at December 31, 1995, except that one-fifth of the principal amount of the loan is forgiven by the Company each December 31, beginning with December 31, 1991, provided that the officer continues to be employed by the Company on those dates. In 1994, the executive officer entered into a new employment agreement. Pursuant to that agreement, the executive officer borrowed an additional $600,000 from the Company repayable at December 31, 1998, except that one-third of the principal amount of the loan is forgiven by the Company each December 31, beginning with December 31, 1996, provided that the officer continues to be employed by the Company on those dates. In 1995, 1994 and 1993, the Company has included in each year $200,000 of compensation expense, representing the amount of loan forgiven each year. As of December 31, 1995 and 1994, the remaining loan balance was $600,000 and $800,000, respectively, included in Other Assets.

   In addition, a second executive officer has three loans outstanding with the Company. The first loan, granted in 1994, was for $50,000 and is forgivable contingent upon employment by the Company through 1998. During 1995, the Company made two additional loans to this executive officer for $125,000 and $200,000 which are repayable with accrued interest in May 1998 and 1999, respectively. As of December 31, 1995, the loan balance was $375,000 and is reflected in Other Assets.

2. Rental expense amounted to approximately $36,445,000 in 1995, $35,568,000 in 1994 and $32,725,000 in 1993 which is net of sub-lease rental income of $129,000 in 1995, $1,263,000 in 1994, and $2,016,000 in 1993. Approximate
   minimum rental commitments, excluding escalations, under noncancellable operating leases are as follows:

                                                                   SUB-LEASE
                                                 OFFICE SPACE     COMMITMENTS         NET
                                                 ------------     -----------     ------------
            1996...............................  $ 29,935,000      $(111,000)     $ 29,824,000
            1997...............................    27,724,000                       27,724,000
            1998...............................    25,216,000                       25,216,000
            1999...............................    24,387,000                       24,387,000
            2000...............................    18,314,000                       18,314,000
            Beyond 2000........................    51,142,000                       51,142,000
                                                  -----------      ---------       -----------
                                                 $176,718,000      $(111,000)     $176,607,000
                                                  ===========      =========       ===========

3. The Company is not involved in any pending legal proceedings not covered by insurance or by adequate indemnification or which, if decided adversely, would have a material effect on the results of operations, liquidity or financial position of the Company.

M.  GOODWILL WRITE-OFF

     In 1994, the Company wrote-off $39,944,000 of goodwill. The non-cash write-off related almost exclusively to international acquisitions made by the Company principally in the 1980's. The carrying value of the Company's goodwill prior to the write-off was approximately $84,000,000 and the write-off was associated with 34 of the almost 100 investments for which the Company had unamortized goodwill. The portion of the write-off relating to advertising agencies was approximately $31,295,000 and $8,649,000 relates to public relations agencies. Significant amounts of these write-offs related to operations in the United Kingdom.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

     The widely recognized international recession seriously affected the advertising industry, particularly in Western Europe, where the Company has its largest and most developed international operations. As the recession abated in the latter part of 1994, the Company was able to assess more clearly the long-term prospects of the affected operations. At that point, and in connection with annual business plan meetings which took place in the fourth quarter, it became clear that the goodwill associated with a number of the agencies had become permanently impaired. Management's projections indicated that anticipated future cash flows for these specific operations would not, as would be expected in a normal post-recession environment, recover sufficiently to cover amortization of the associated goodwill.

     The material portion of the goodwill write-off related to ten agencies acquired in the United Kingdom as part of a strategy to develop the Company's representation outside of the London market in the general advertising category and in specialized disciplines (such as retail advertising, promotional services and public relations). With the revival of the industry, a review of the Company's local market strategies and in conjunction with several key management changes, client losses or the inability of these operations to maintain revenues with replacement or new clients, after the analysis referred to above, management concluded that the goodwill associated with these operations had been permanently impaired. While future client losses and management changes could affect the Company's operation in the United Kingdom, the Company has consolidated a number of operations, thereby lessening the likelihood of a negative impact from any instance of client or management turnover. In addition, the unimpaired goodwill balances associated with the United Kingdom operations represented less than 10% of the Company's consolidated unamortized goodwill as of December 31, 1994.

     In 1993, the Company wrote-off $1,939,000 of goodwill in excess of normal amortization schedules. There were no write-offs in excess of normal amortization schedules in 1995.

          GREY ADVERTISING INC. AND CONSOLIDATED SUBSIDIARY COMPANIES

N.  INDUSTRY SEGMENT AND RELATED INFORMATION

     Commissions and fees and operating profit by geographic area for the years ended December 31, 1995, 1994 and 1993, and related identifiable assets at December 31, 1995, 1994 and 1993 are summarized below (000s omitted):

                                                       UNITED STATES                    WESTERN EUROPE
                                               ------------------------------   ------------------------------
                                                 1995       1994       1993       1995       1994       1993
                                               --------   --------   --------   --------   --------   --------
Commissions and fees.........................  $303,826   $277,411   $267,964   $337,726   $273,754   $260,005
                                               ========   ========   ========   ========   ========   ========
Operating profit (loss)......................  $ 21,368   $ 22,767   $ 28,809   $ 27,212   $(20,457)  $ 11,415
                                               ========   ========   ========   ========   ========   ========
Other income-net.............................
Income of consolidated companies before taxes
  on income..................................
Identifiable assets..........................  $455,771   $390,547   $353,532   $406,757   $353,904   $389,723
                                               ========   ========   ========   ========   ========   ========
Investments in and advances to
  nonconsolidated affiliated companies.......
Total assets.................................

                                                           OTHER                         CONSOLIDATED
                                               ------------------------------   ------------------------------
                                                 1995       1994       1993       1995       1994       1993
                                               --------   --------   --------   --------   --------   --------
Commissions and fees.........................  $ 46,667   $ 42,152   $ 39,274   $688,219   $593,317   $567,243
                                               ========   ========   ========   ========   ========   ========
Operating profit (loss)......................  $  1,660   $   (959)  $    564   $ 50,240   $  1,351   $ 40,788
                                               ========   ========   ========
Other income-net.............................                                   $  4,087   $    259   $  1,917
                                                                                --------   --------   --------
Income of consolidated companies before taxes
  on income..................................                                   $ 54,327   $  1,610   $ 42,705
                                                                                ========   ========   ========
Identifiable assets..........................  $ 71,916   $ 69,130   $ 61,274   $934,444   $813,581   $804,529
                                               ========   ========   ========
Investments in and advances to
  nonconsolidated affiliated companies.......                                   $ 20,693   $ 16,495   $ 16,104
                                                                                --------   --------   --------
Total assets.................................                                   $955,137   $830,076   $820,633
                                                                                ========   ========   ========

     Commissions and fees from one client amounted to 13.8%, 13.8% and 13.0% of the consolidated total in 1995, 1994 and 1993, respectively.

                         REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
GREY ADVERTISING INC.

     We have audited the accompanying consolidated balance sheets of Grey Advertising Inc. and consolidated subsidiary companies as of December 31, 1995 and 1994, and the related consolidated statements of operations, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grey Advertising Inc. and consolidated subsidiary companies at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

New York, New York
February 7, 1996